

Mail Stop 3030

November 12, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Uri Friedlander
Chief Financial Officer
Digital Power Corporation
41324 Christy Street
Fremont, California 94538-3158

> RE: **Digital Power Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-12711**

Dear Mr. Friedlander:

We have reviewed your response letter dated October 29, 2009 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Uri Friedlander
Digital Power Corporation
November 12, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Note 6: Commitments and Contingent Liabilities, page F-18

1. We note from your response to our prior comment 3 that your lease for the Gresham facility entitles the Landlord to compensation for any diminution of its interest that might have taken place during the course of the tenancy and that Anite claims that the work to be performed in the list of dilapidations should be undertaken by DPL as part of its liabilities under the Sublease. Also, we note that you have not recorded a liability provision in accordance with SFAS No. 5. In this regard, please tell us how you considered SFAS No. 143 and FIN 47 in determining whether you were required to recognize an asset retirement obligation in connection with the Gresham lease for all periods presented in your financial statements.

Note 7: Shareholders' Equity, page F-18

2. We note your responses to our prior comments 5 and 6. In this regard, please provide us with all of the terms associated with the 70,000 and 100,000 options issued to Telkoor's employees and other non-employees, respectively. Also, please tell us how you estimated the service period used to recognize compensation expense, separately for each issuance of options to Telkoor's employees and other non-employees. Additionally, if the measurement date of the options is the date that the counterparty's performance is complete, please explain why you would issue such options to Telkoor's employees and other non-employee consultants, before the counterparty's performance is complete. Please provide us with a detail description of the types of services that will be or have been preformed by Telkoor's employees and the other non-employee consultants in consideration for the issuance of the abovementioned options. Furthermore, please provide us with the adjustments made during the years associated with the re-measurements and forfeitures of the unvested options as further discussed in your responses to our prior comments 5 and 6, supported with the financial statement accounts used to record such adjustments, for each year since the grant date. Finally, please provide us with the journal entries used to account for these options at the grant date, supported with your rationale used in this accounting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief